Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On April 6, 2010 a Special Meeting of Shareholders of ING Russell Global Large Cap Index 75% Portfolio, a Series of ING Variable Products, Inc., was held at which the shareholders were asked to approve the Plan of Liquid and Dissolution of the.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Russell Global Large Cap Index 75% Portfolio	1	6,228,599.889	151,637.067	397,535.656	6,777,772.612